EXHIBIT 99.1

Nanobiotix Announces Trading Resumption of Its Ordinary Shares on Euronext Paris

PARIS and CAMBRIDGE, Mass., May 21, 2026 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – “Nanobiotix” or the “Company”), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer and other major diseases, announces today the trading resumption of its ordinary shares on the regulated market of Euronext Paris as from 3:30 p.m. (Paris time) / 9:30 a.m. (New York time).

Trading of the ordinary shares of the Company was halted at the request of the Company on May 21, 2026 from 9:00 a.m. CEST in the context of the previously announced offering consisting of (i) a public offering of its American Depositary Shares (“ADSs”), each ADS representing one ordinary share, €0.03 nominal value per share (each an “Ordinary Share”), of the Company, in the United States (the “U.S. Offering”) and (ii) an offering of (a) its Ordinary Shares and (b) pre-funded warrants to subscribe for Ordinary Shares, exclusively addressed to “qualified investors” in Europe (including France) within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended, and certain other countries (excluding the United States and Canada) (the “International Offering” and, together with the U.S. Offering, the “Global Offering”), in order to allow for the confirmation of allocations to investors and the announcement of the pricing of the Global Offering.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States), amongst other locations.

Nanobiotix is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 Ricky Bhajun Director, Investor Relations (EU) investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy + 33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Communications Becky Lauer +1 (646) 286-0057 uncappednanobiotix@uncappedcommunications.com

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of such securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Attachment

  2026-05-21 -- NBTX -- Trading Resumes -- FINAL (https://ml.globenewswire.com/Resource/Download/1c86357a-3aa0-4139-bc5d-8f7de523db93)